Free Writing Prospectus	Filed Pursuant to Rule 433
Dated December 13, 2017	Registration Statement No. 333-218903

Set forth herein is a copy of the press release issued by Nordic American Tankers Limited on December 13, 2017

Nordic American Tankers Limited (NYSE:NAT) is launching a Recapitalization Program with NAT Equity Offering as one component

Hamilton, Bermuda, December 13, 2017

Nordic American Tankers Limited (the "Company") has previously announced the NAT recapitalization program where the equity offering is one component.  The pricing of the equity offering itself took place today according to the Company's effective shelf registration statement.  Following demand for shares the transaction has been upsized to $110 million.

The Company agreed to sell 40 million common shares at a public offering price of $2.75 per share. At the Company's request, the underwriters have reserved for sale an aggregate of approximately 450,000 common shares for certain members of the Company's board of directors, management and advisors.  The Company's Chairman and Chief Executive Officer and his immediate family have purchased $1 million worth of shares all at the public offering price. The Company has granted the underwriters a 30-day option to purchase up to an additional 6.0 million common shares. The Company intends to close the sale of the common shares on December 15, 2017, subject to customary closing conditions.

The Company intends to use the net proceeds of this offering to be part of the recapitalization program  primarily to repay outstanding amounts under its current credit facility originally of 2004, finance the growth of NAT and for general corporate purposes.  On December 1, 2017, NAT initiated a sale/leaseback arrangement for three newbuildings to be delivered in 2018.  This is a part of the recapitalization program.

Morgan Stanley, Clarksons Platou Securities, Inc., DnB Markets Inc., Skandinaviska Enskilda Banken AB (publ) and Seaport Global Securities LLC are acting as joint book-running managers for the offering itself. The other parts of the recapitalization program are supported by Clarksons Platou, DnB, SEB and Morgan Stanley.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley & Co. LLC at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement relating to this offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department. You may also request a copy of these documents by sending an e-mail to ir@nat.bm.